UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

150 York Street, Suite 1102, Toronto, Ontario M5H 3S5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 24, 2011, the Registrant, Yamana Gold Inc., furnished to the Commission on Form 6-K its Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended December 31, 2010 and its Consolidated Financial Statements as of and for the Year Ended December 31, 2010.  The Registrant is re-furnishing its Consolidated Financial Statements as of and for the Year Ended December 31, 2010 to correct certain typographical errors.  In the copy previously furnished: (i) the statement regarding “Managements’ Responsibility for Financial Reporting” was dated March 2, 2011 and should have been dated February 23, 2011 and (ii) the “Report of Independent Registered Chartered Accountants” lacked the conformed signature of the auditors.

The corrected version of the Consolidated Financial Statements as of and for the Year Ended December 31, 2010, included as Exhibit 99.1 to this Form 6-K, furnished to the Commission on March 4, 2011, is incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-158343) and each of the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300, respectively) of the Registrant.  The consent of Deloitte & Touche LLP to the incorporation by reference of their reports is included as Exhibit 99.2 to this Form 6-K and is incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-158343) and each of the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300, respectively) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: March 4, 2011	By:	/s/ Charles Main
Charles Main
Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Consolidated Financial Statements as of and for the Year Ended December 31, 2010

99.2	Consent of Deloitte & Touche LLP